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                                                                      EXHIBIT 38

                      [CBI INDUSTRIES, INC. LETTERHEAD]

                                                               December 28, 1995

To Our Stockholders:

     CBI Industries, Inc. has entered into a merger agreement with Praxair, Inc. which provides for a wholly owned subsidiary of Praxair to amend its existing cash tender offer to increase the price offered for all outstanding common shares of CBI from $32.00 per share to $33.00 per share. The Praxair tender offer will be followed by a merger of the Praxair subsidiary with CBI. In the merger, each CBI share which is not purchased in the tender offer (other than shares owned by Praxair and its subsidiaries and shares as to which dissenters' rights are perfected) will be converted into the right to receive $33.00 in cash.

     THE BOARD OF DIRECTORS OF CBI HAS UNANIMOUSLY APPROVED THE TRANSACTION WITH PRAXAIR, HAS DETERMINED THAT THE AMENDED OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE $33.00 AMENDED OFFER AND TENDER THEIR SHARES. The amended offer is scheduled to expire at midnight, New York City time, on Thursday, January 11, 1996.

     Enclosed are Praxair's Supplement dated December 28, 1995 to its Offer to Purchase dated November 3, 1995, and a revised Letter of Transmittal. These documents set forth the amended terms and conditions of the Praxair tender offer and contain other important information relating to the tender offer and the merger. These documents also provide instructions as to how to tender your CBI shares. Also attached is a copy of an amendment to CBI's Schedule 14D-9, as filed with the Securities and Exchange Commission. The attached Schedule 14D-9 describes in more detail the reasons for your Board's decision. Among other things, the Board considered the opinions of Lehman Brothers Inc. and Merrill Lynch & Co., its financial advisors, that, as of such date, the consideration to be offered to CBI stockholders pursuant to the amended tender offer and the merger is fair to such stockholders from a financial point of view. We urge you to read all of these materials carefully; including the text of such opinions attached as Annexes to the Schedule 14D-9.

     Your Board of Directors, the management and employees of CBI thank you sincerely for your loyal support.

                  On behalf of the Board of Directors,

                                            /s/  John E. Jones
                                          -----------------------
                                          Chairman, President and
                                            Chief Executive Officer